Exhibit 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. COMPLETES ACQUISITION OF
THE FAIRMONT ORCHID, HAWAII

- Strategic Acquisition Highly Complementary to Fairmont’s Portfolio of Resorts -

TORONTO, December 17, 2002 - Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) announced today that it has completed the acquisition of The Orchid at Mauna Lani on the Island of Hawaii. The property will be officially flagged “The Fairmont Orchid, Hawaii” in January 2003. The purchase price for the property was approximately $140 million plus closing costs and was funded from existing credit facilities.

“FHR has been actively seeking prudent growth in the United States to increase its Fairmont portfolio and we are very pleased to have completed the acquisition of this luxury asset, located in a high barrier to entry market,” commented William R. Fatt, chief executive officer of FHR. “The guest profile and product quality of The Fairmont Orchid, Hawaii are a strong complement to our current Fairmont portfolio and we expect to capitalize on our strength in the group market and strong Fairmont brand presence on the West Coast to drive future revenue growth.”

About The Fairmont Orchid, Hawaii

The resort is situated on 32 beachfront acres along the semi-tropical Kohala Coast, on the Northwestern coast of Hawaii. With 539 guestrooms and suites, the resort offers a full-service spa and fitness center, 29,000 square feet of indoor function space, three restaurants, 10 tennis courts, and is located close to two 18-hole golf courses. The Fairmont Orchid, Hawaii was named to Condé Nast Traveler’s 2002 Gold List alongside 21 of Fairmont’s hotels and resorts. The property was also called ‘one of the best golf resorts’ by Condé Nast Traveler’s 2001 Top Golf Resorts readers’ survey and was a 2001 Condé Nast Traveler Readers’ Choice award winner.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s current portfolio consists of 80 luxury and first class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5 percent controlling interest in Fairmont, North America’s largest luxury hotel management company. Fairmont manages 41 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada’s largest first class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

Investors:	Media:
Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com	Laura Fairweather Executive Director Public Relations Tel: 416.874.2404 Email: communications@fairmont.com Website: www.fairmont.com